SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*
Rural Cellular Corporation
(Name of Issuer)
Class A Common Stock, $0.01 par value
(Title of Class of Securities)
781904107
(CUSIP Number of Class of Securities)
Jim Black
Orrick, Herrington & Sutcliffe LLP
405 Howard Street
San Francisco, CA 94105
(415) 773-5840
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

(Continued on following pages)

(Page 1 of 10 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A
(Amendment No. 4)

CUSIP No.	781904107

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)
Kevin Douglas

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3	SEC Use Only

4	Citizenship or Place of Organization

United States

	5	Sole Voting Power

NUMBER OF		141,000 (1)

SHARES	6	Shared Voting Power
BENEFICIALLY
OWNED BY		891,450(2)

EACH	7	Sole Dispositive Power
REPORTING
PERSON		141,000 (1)

WITH	8	Shared Dispositive Power

1,312,226 (3)

9	Aggregate Amount Beneficially Owned by Each Reporting Person

1,453,226

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

☐

11	Percent of Class Represented by Amount in Row (9)

9.5% (4)

12	Type of Reporting Person

IN
(1) Kevin Douglas is the administrator of the Estate of Cynthia Douglas, which holds 141,000 shares.
(2) Kevin Douglas and his wife, Michelle Douglas, hold 510,216 shares jointly as the beneficiaries and co-trustees of the Kevin & Michelle Douglas Trust. Kevin Douglas and Michelle Douglas are co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust, which holds 381,234 shares.
(3) Kevin Douglas has dispositive power with respect to 166,283 shares held by James E. Douglas, III and 254,493 shares held by the Douglas Family Trust.
(4) Based on 15,247,686 shares of the Issuer’s Common Stock outstanding as of November 5, 2007, as reported in its quarterly report on Form 10-Q for the quarter ended September 30, 2007.

SCHEDULE 13G/A
(Amendment No. 4)

CUSIP No.	781904107

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)
Michelle Douglas

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3	SEC Use Only

4	Citizenship or Place of Organization

United States

	5	Sole Voting Power

NUMBER OF		-0-

SHARES	6	Shared Voting Power
BENEFICIALLY
OWNED BY		891,450(1)

EACH	7	Sole Dispositive Power
REPORTING
PERSON		-0-

WITH	8	Shared Dispositive Power

891,450 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person

891,450

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

☐

11	Percent of Class Represented by Amount in Row (9)

5.8% (2)

12	Type of Reporting Person

IN
(1) Michelle Douglas and her husband, Kevin Douglas, hold 510,216 shares jointly as the beneficiaries and co-trustees of the Kevin & Michelle Douglas Trust. Kevin Douglas and Michelle Douglas are co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust, which holds 381,234 shares.
(2) Based on 15,247,686 shares of the Issuer’s Common Stock outstanding as of November 5, 2007, as reported in its quarterly report on Form 10-Q for the quarter ended September 30, 2007.

SCHEDULE 13G/A
(Amendment No. 4)

CUSIP No.	781904107

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)
James E. Douglas, III

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3	SEC Use Only

4	Citizenship or Place of Organization

United States

	5	Sole Voting Power

NUMBER OF		166,283

SHARES	6	Shared Voting Power
BENEFICIALLY
OWNED BY		-0-

EACH	7	Sole Dispositive Power
REPORTING
PERSON		-0-

WITH	8	Shared Dispositive Power

166,283 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person

166,283

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

☐

11	Percent of Class Represented by Amount in Row (9)

1.1% (2)

12	Type of Reporting Person

IN
(1) Kevin Douglas has dispositive power with respect to 166,283 shares held by James E. Douglas, III.
(2) Based on 15,247,686 shares of the Issuer’s Common Stock outstanding as of November 5, 2007, as reported in its quarterly report on Form 10-Q for the quarter ended September 30, 2007.

SCHEDULE 13G/A
(Amendment No. 4)

CUSIP No.	781904107

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)
Douglas Family Trust (1)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3	SEC Use Only

4	Citizenship or Place of Organization

California

	5	Sole Voting Power

NUMBER OF		254,493

SHARES	6	Shared Voting Power
BENEFICIALLY
OWNED BY		-0-

EACH	7	Sole Dispositive Power
REPORTING
PERSON		-0-

WITH	8	Shared Dispositive Power

254,493 (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person

254,493

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

☐

11	Percent of Class Represented by Amount in Row (9)

1.7% (3)

12	Type of Reporting Person

OO
(1) James E. Douglas, Jr. and Jean A. Douglas, husband and wife, are co-trustees.
(2) Kevin Douglas has dispositive power with respect to 254,493 shares held by the Douglas Family Trust.
(3) Based on 15,247,686 shares of the Issuer’s Common Stock outstanding as of November 5, 2007, as reported in its quarterly report on Form 10-Q for the quarter ended September 30, 2007.

SCHEDULE 13G/A
(Amendment No. 4)

CUSIP No.	781904107

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)
	James Douglas and Jean Douglas Irrevocable Descendants’ Trust (1)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☑

3	SEC Use Only

4	Citizenship or Place of Organization

	California

	5	Sole Voting Power

NUMBER OF		381,234

SHARES	6	Shared Voting Power
BENEFICIALLY
OWNED BY		-0-

EACH	7	Sole Dispositive Power
REPORTING
PERSON		381,234

WITH	8	Shared Dispositive Power

		-0-

9	Aggregate Amount Beneficially Owned by Each Reporting Person

	381,234

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

	☐

11	Percent of Class Represented by Amount in Row (9)

	2.5% (2)

12	Type of Reporting Person

	OO
(1) Kevin Douglas and Michelle Douglas, husband and wife, are co-trustees.
(2) Based on 15,247,686 shares of the Issuer’s Common Stock outstanding as of November 5, 2007, as reported in its quarterly report on Form 10-Q for the quarter ended September 30, 2007.

Item 1.
(a)	Name of Issuer: Rural Cellular Corporation

(b)	Address of Issuer’s Principal Executive Offices: PO Box 2000 3905 Dakota Street SW Alexandria, Minnesota 56308
Item 2.
(1)(a)	NAME OF PERSONS FILING: Kevin Douglas Michelle Douglas James E. Douglas, III

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: 125 E. Sir Francis Drake Blvd., Ste 400 Larkspur, California 94939

(c)	CITIZENSHIP: United States

(d)	TITLE OF CLASS OF SECURITIES: Class A Common Stock

(e)	CUSIP NUMBER: 781904107

(2)(a)	NAME OF PERSONS FILING: Douglas Family Trust James Douglas and Jean Douglas Irrevocable Descendants’ Trust

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: 125 E. Sir Francis Drake Blvd., Ste 400 Larkspur, California 94939

(c)	CITIZENSHIP: California

(d)	TITLE OF CLASS OF SECURITIES: Class A Common Stock

(e)	CUSIP NUMBER: 781904107

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d- 1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d- 1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Not Applicable.

Item 4. Ownership
     Reference is made to Rows 5-9 and 11 of each of the cover pages of this Schedule 13G/A and associated footnotes, which Rows and footnotes are incorporated by reference herein.
     As of the date of the event which required the filing of this Schedule 13G/A, the Reporting Persons held directly the following number of shares of the Issuer’s Common Stock:

COMMON STOCK
HOLDER	DIRECTLY HELD

Kevin and Michelle Douglas (1)	510,216
James E. Douglas, III (2)	166,283
Estate of Cynthia Douglas	141,000
Douglas Family Trust (3)	254,493
James Douglas and Jean Douglas Irrevocable Descendants’ Trust (4)	381,234

Total	1,453,226

(1)	Kevin Douglas has (i) shared voting and shared dispositive power with respect to all 510,216 shares he holds jointly with his wife, Michelle Douglas, as the beneficiaries and co-trustees of the Kevin & Michelle Douglas Trust; (ii) shared dispositive power with respect to all 166,283 shares held directly by James E. Douglas, III and all 254,493 shares held directly by the Douglas Family Trust pursuant to written authorizations; (iii) shared voting and shared dispositive power, in his capacity as co-trustee, with respect to all 381,234 shares held directly by the James Douglas and Jean Douglas Irrevocable Descendants’ Trust; and (v) sole voting and dispositive power over 141,000 shares held in the Estate of Cynthia Douglas, over which he is the administrator.

(2)	James E. Douglas, III has sole voting power with respect to all 166,283 shares he holds directly and has shared dispositive power along with Kevin Douglas with respect to all of such shares.

(3)	The Douglas Family Trust has sole voting power with respect to all 254,493 shares it holds directly and has shared dispositive power with Kevin Douglas with respect to all of such shares.

(4)	The James Douglas and Jean Douglas Irrevocable Descendants’ Trust has sole voting and sole dispositive power with respect to all 381,234 shares it holds directly.
     Each of the Reporting Persons hereunder may be deemed a member of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or Rule 13d-5 promulgated under the Exchange Act with one or more of the other Reporting Persons hereunder. Although the Reporting Persons are reporting such securities as if they were members of a “group,” the filing of this Schedule 13G/A shall not be construed as an admission by any Reporting Person that such Reporting Person is a beneficial owner of any securities other than those directly held by such Reporting Person.

Item 5. Ownership of Five Percent or Less of a Class
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐
Item 6. Ownership of More Than Five Percent on Behalf of Another Person
     Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
     Not applicable.
Item 8. Identification and Classification of Members of the Group
     See Item 4 of this Schedule 13G/A and the Joint Filing Agreement attached hereto as Exhibit A.
Item 9. Notice of Dissolution of Group
     Not applicable.
Item 10. Certification
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2008	By:	/s/ Eileen Davis-Wheatman, as Attorney-in-Fact
Kevin Douglas

Date: February 6, 2008	By:	/s/ Eileen Davis-Wheatman, as Attorney-in-Fact
Michelle Douglas

Date: February 6, 2008	By:	/s/ Eileen Davis-Wheatman, as Attorney-in-Fact
James E. Douglas, III

DOUGLAS FAMILY TRUST
Date: February 6, 2008	By:	/s/ Eileen Davis-Wheatman, as Attorney-in-Fact
		Name:	James E. Douglas, Jr.
		Title:	Trustee

Date: February 6, 2008	By:	/s/ Eileen Davis-Wheatman, as Attorney-in-Fact
		Name:	Jean A. Douglas
		Title:	Trustee

JAMES DOUGLAS AND JEAN DOUGLAS IRREVOCABLE DESCENDANTS’ TRUST
Date: February 6, 2008	By:	/s/ Eileen Davis-Wheatman, as Attorney-in-Fact
		Name:	Kevin Douglas
		Title:	Trustee

Date: February 6, 2008	By:	/s/ Eileen Davis-Wheatman, as Attorney-in-Fact
		Name:	Michelle Douglas
		Title:	Trustee

EXHIBIT A
JOINT FILING AGREEMENT
     This Joint Filing Agreement (this “Agreement”) hereby confirms the agreement by and among all of the undersigned that the Schedule 13G/A to which this Agreement is attached as Exhibit A with respect to the beneficial ownership of the undersigned of shares of Rural Cellular Corporation’s Class A Common Stock is being filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: February 6, 2008	By:	/s/ Eileen Davis-Wheatman, as Attorney-in-Fact
Kevin Douglas

Date: February 6, 2008	By:	/s/ Eileen Davis-Wheatman, as Attorney-in-Fact
Michelle Douglas

Date: February 6, 2008	By:	/s/ Eileen Davis-Wheatman, as Attorney-in-Fact
James E. Douglas, III

DOUGLAS FAMILY TRUST
Date: February 6, 2008	By:	/s/ Eileen Davis-Wheatman, as Attorney-in-Fact
		Name:	James E. Douglas, Jr.
		Title:	Trustee

Date: February 6, 2008	By:	/s/ Eileen Davis-Wheatman, as Attorney-in-Fact
		Name:	Jean A. Douglas
		Title:	Trustee

JAMES DOUGLAS AND JEAN DOUGLAS IRREVOCABLE DESCENDANTS’ TRUST
Date: February 6, 2008	By:	/s/ Eileen Davis-Wheatman, as Attorney-in-Fact
		Name:	Kevin Douglas
		Title:	Trustee

Date: February 6, 2008	By:	/s/ Eileen Davis-Wheatman, as Attorney-in-Fact
		Name:	Michelle Douglas
		Title:	Trustee

A-1